SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
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                                  SCHEDULE TO-I

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                     Secured Investment Resources Fund, L.P.
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                       (Name of Subject Company [Issuer])

                       Millenium Management, LLC (offeror)
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                                (Filing Persons)

                      Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
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                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
                            Millenium Management, LLC
                        199 S. Los Robles Ave., Suite 200
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
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                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
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      Transaction Valuation: $32,000(1)            Amount of Filing Fee: $6.40
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 (1) Calculated as the product of the Units on which the Offer is made and the gross cash price per Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable      Filing party:  Not Applicable
     Form or registration no.:  Not Applicable    Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes
     below to designate any transactions to which the statement relates:
     [ ] third-party tender offer subject to Rule 14d-1.
     [X] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Statement") relates to an offer by Millenium Management, LLC ("Millenium" or the "Purchaser"), a California limited liability company, to purchase up to 8,000 units ("Units") of limited partnership interests in Secured Investment Resources Fund, L.P. (the "Partnership") at a cash purchase price of $4 per Unit, without interest, less the amount of Distributions (as defined in the Offer to Purchase (as defined herein)) per unit, if any, made to unit holders by the Partnership after the date of the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 15, 2005, as it may be supplemented or amended from time to time (the "Offer to Purchase"), and the related Agreement of Transfer and Letter of Transmittal, as it may be supplemented or amended from time to time (the "Letter of Transmittal," which, together with the Offer to Purchase, constitutes the "Offer"), copies of which are filed as Exhibits 12.1 and 12.2 hereto, respectively. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase.

ITEM 1. SUMMARY TERM SHEET.

     Reference is hereby made to the information set forth in the cover page, "Introduction" and "Summary of the Offer" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Secured Investment Resources Fund, L.P., a Kansas limited partnership (the "Partnership"). The address of the Partnership's principal executive offices is 199 S. Los Robles Ave., Suite 200. The telephone number of the Partnership is (626) 585-5920.

     (b) The class of equity securities to which this Statement relates is Units of Limited Partnership Interests in the Partnership. Reference is hereby made to the information set forth in "Certain Information Concerning the Partnership - Outstanding Units" of the Offer to Purchase, which is incorporated herein by reference.

     (c) Reference is hereby made to the information set forth in "Summary of the Offer" and "Certain Information Concerning the Partnership - Trading History of the Units" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     Reference is hereby made to the information set forth in the "Certain Information Concerning the Purchaser" and Schedule I of the Offer to Purchase concerning the executive officers ("Executive Officers") of Millenium and its manager, Everest Properties II, LLC ("EPII"), which is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

     Reference is hereby made to the information set forth in the "Summary of the Offer," "Details of the Offer," "Effects of the Offer" and "Federal Income Tax Matters" of the Offer to Purchase, which is incorporated herein by reference.

     The Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.

     No Units will be purchased from any Executive Officer, any officer director or affiliate of the Partnership, or any officer director or affiliate of Millenium.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Reference is hereby made to the information set forth in "Background of the Offer" and "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Reference is hereby made to the information set forth in "Summary of the Offer," "Future Plans of the Purchaser" and "Effects of the Offer" of the Offer to Purchase, which is incorporated herein by reference. Except as set forth in the Offer to Purchase, the Purchaser does not have any present plans or proposals which would relate to, or would result in, any transaction, change or other occurrence with respect to the Partnership or the Units as is listed in paragraphs (c)(1) through (c)(7) of Item 1006 of Regulation M-A.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser - Source of Funds" of the Offer to Purchase, which is incorporated herein by reference.

     (b), (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Reference is hereby made to the information set forth in "Certain Information Concerning the Purchaser - Prior Acquisitions of Units and Prior Contacts" and " - General" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     Reference is hereby made to the information set forth in "Certain Legal Matters - Fees and Expenses" of the Offer to Purchase, which is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     Reference is hereby made to the information set forth in Appendix A of the Offer to Purchase and is incorporated herein by reference. The incorporation by reference in this Item of the above-referenced information does not constitute an admission that such information is considered material under the instructions for Item 10 of Schedule TO. Certain information regarding Purchaser's method of financing the Offer is set forth in "Certain Information Concerning the Purchaser - Source of Funds" and is incorporated herein by reference. Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; (ii) for persons selling their securities, Purchaser's ability to finance the transaction is disclosed; and
(iii) the Purchaser's ownership percentage after the Offer is irrelevant to Purchaser's potential to effectuate a change of control because Purchaser already controls the Partnership as its general partner.

ITEM 11. ADDITIONAL INFORMATION.

     (a) None.

     (b) Reference is hereby made to the entire text of the Offer to Purchase and the related Agreement of Transfer and Letter of Transmittal, which are incorporated herein by reference.

ITEM 12.   EXHIBITS.

12.1     Offer to Purchase, dated April 15, 2005.
12.2     Agreement of Transfer and Letter of Transmittal, with Instructions.
12.3     Letter to Unit Holders dated April 15, 2005.
12.4     Appraisal of the Cascade Apartments dated April 29, 2004.
12.5     Appraisal of the Hidden Valley Exchange Retail Center dated
         April 30, 2004.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 2005


                                          MILLENIUM MANAGEMENT, LLC


                                          By: /S/ W. ROBERT KOHORST
                                          --------------------------
                                          W. Robert Kohorst
                                          President